ORRICK, HERRINGTON & SUTCLIFFE LLP The Orrick Building 405 Howard Street San Francisco, California 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM
February 12, 2010	Brett Cooper (415) 773-5918 bcooper@orrick.com

VIA EDGAR

Pamela A. Long, Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, D.C. 20549

Re:          NOVA Chemicals Corporation (the “Company”)

Form F-4 filed December 21, 2009 (the “Registration Statement”)

File No. 333-16915

Dear Ms. Long:

Please find, as set forth below, the Company’s responses to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 15, 2010 (the “Staff Letter”).  Concurrent with delivering this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form F-4 (the “Amendment No. 1”) on EDGAR.  For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response.

General

1.             Comment:  We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998).  See also Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained the Morgan Stanley and Shearman & Sterling no-action letters.

Response:  Concurrent with this Amendment No. 1, the Company is filing a supplemental letter stating that the Company is registering the exchange offer in reliance on the Staff’s position contained in the aforementioned no-action letters.  The Company has also included in the supplemental letter the representations contained the Morgan Stanley and Shearman & Sterling no-action letters.

2.             Comment:  As applicable, please revise exhibits 99.1 and 99.2 to comply with the comments in this letter.

Response:  The Company has revised exhibits 99.1 and 99.2 to comply with the Staff’s comments.

Prospectus Cover Page

3.             Comment:  Please disclose the following on the cover page of your prospectus:

•      Broker-dealers who receive exchange notes pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

•      Broker-dealers who acquired the outstanding notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Response:  In response to the Staff’s comment, the Company has added the above disclosure to the cover page of the prospectus of Amendment No. 1.

Market and Industry Data, page iii

4.             Comment:  Please remove the disclaimers in the last three sentences of the first paragraph under this heading.  In this regard, we note that investors are entitled to rely upon the information included in the prospectus and you may not disclaim your responsibility for the information included in the prospectus.

Response:  In response to the Staff’s comment, the Company has removed the above referenced disclaimers in this section.

Prospectus Summary, page 1

Our Business, page 1

5.             Comment:  Please explain the basis for the statement in the first paragraph that your Alberta facility is the “lowest-cost ethylene production facility in North America and one of the lowest-cost facilities in the world.”

Response: In response to the Staff’s comment, the Company has removed this statement.

Summary of the Terms of the Exchange Offer, page 5

Resales, page 6

6.             Comment:  Please remove your disclosure here and elsewhere in your filing (e.g., on pages 8, 129, 130, 131, and 133) implying that parties may participate in the exchange offer even though they (i) may not acquire the exchange notes in the ordinary course of business, (ii) may engage in, or intend to engage in, or have an arrangement or understanding with any person to participate in, a distribution of the exchange notes, or (iii) may be one of your affiliates.  Please also revise your letters of transmittal accordingly.

Response: In response to the Staff’s comment, the Company has removed the above referenced disclosure in Amendment No. 1 and the letters of transmittal.

Risk Factors, page 13

Risks Related to Our Business, page 18

We are involved in litigation from time to time in the ordinary course..., page 26

7.             Comment:  Please revise the disclosure under this subheading to remove the mitigating language.

Response:  In response to the Staff’s comment, the Company has removed the mitigating language in this section.

Management’s Discussion and Analysis, page 36

8.             Comment:  On page 40 you present financial information for the nine months ended September 30, 2009, combining predecessor and successor periods into a single presentation.  Further, on the second table on page 40, you show the difference between the combined periods and the first nine months of 2008 to serve as the basis for the following discussion of your results of operations.  This presentation of non-GAAP financial information does not appear to comply with Item 10(e) of Regulation S-K.  The two periods you have combined are not comparable due to the impacts associated with the push-down accounting.  Please revise this presentation, as well as the similar presentations for your segments beginning on page 47 and cash flow on page 63.  Provide a discussion of the historical financial statements, as required by Item 303 of Regulation S-K.  Consider whether this discussion should be supplemented by a discussion based on pro forma information, presented in a format consistent with Article 11 of Regulation S-X.  Other formats may also be appropriate depending on the particular facts and circumstances.  However, it is inappropriate to merely combine information for the pre- and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11.

Response: In response to the Staff’s comment, the Company has revised the presentation of the comparison periods.

Liquidity and Capital Resources, page 63

9.             Comment:  You disclose in your risk factors on page 16 that your cash flow and your ability to service indebtedness are dependent to a large extent upon cash dividends and distributions from you subsidiaries.  You further discuss that payment of dividends, distributions, loans or advances by your subs could be subject to restrictions on dividends or repatriation of earnings.  Revise your liquidity section to state that your ability to service debt and fund operations is dependent on the results of operations of your subsidiaries and their ability to provide cash.  Also, tell us and disclose if any dividends, loans or other distributions from your subsidiaries are in fact subject to material contractual, restrictive governmental regulations or other restrictions and if so, tell us and disclose the nature of those restrictions.

Response: In response to the Staff’s comment, the Company has revised its liquidity section to state that its ability to service debt and fund operations is dependent on the results of operations of its subsidiaries and their ability to provide cash.  The Company advises the Staff that payments of any dividends, loans or other distributions from the Company’s subsidiaries are not currently subject to material contractual, restrictive governmental regulations or other restrictions. In addition, the Company included this disclosure in Amendment No. 1.

10.           Comment:  We note the disclosure regarding your covenants on pages F-37, F-93 and F-109.  Your disclosure discusses the fact that your covenants were repeatedly amended to provide relief and access to your major credit line and that you anticipate further amendments.  With regard to your covenant compliance, please revise disclosure to include the following:

•      For each quarter-end in 2008 and 2009, please disclose the actual covenant ratios, the original required ratios, and the amended ratios in a table or other clear presentation.  Include your net debt to cash flow ratio, interest coverage ratio, and any other financial ratios.  This will allow readers to understand the amendments made to the covenants, as well as how much cushion there is between the required ratios and the actual ratios.  Please show the specific computations used to arrive at the actual ratios.

•      Provide a clear discussion of the covenants, the amended covenants, whether or not you would have defaulted on the debt had the covenants not continually been amended and the ramifications of a covenant violation, including the impact of cross-covenants.

•      Tell us and disclose whether management expects to comply with the existing financial debt covenants throughout 2010 without further amendments to the ratios and how your covenant compliance has impacted or will impact your debt classification as current or long term under Canadian GAAP.

•      You state on page F-37 that your ability to maintain compliance with your financial covenants is dependent on various factors, such as industry and capital market conditions, planned restructuring activities and ongoing negotiations with banks.  We note in 2008, you recorded $37 million in restructuring charges and in the nine months ending 2009, you have recorded $60 million in restructuring charges.  We further note that as a result of the current economic conditions, sales volumes, selling prices and feedstock prices have significantly impacted operations.  Please revise liquidity to discuss the specific impact the above items have had on your covenant compliance and how any anticipated future restructuring charges and deterioration in the economic environment will have on future compliance.

Response:  In response to the Staff’s comments, the Company has revised the disclosure to include the information requested above.

Below are the net debt, cash flow, and interest expense used to compute the net debt-to-cash flow and interest coverage covenants.  The covenants in the second and third quarter of 2009 are simply the cash flows for the respective quarter.

	2008				2009
	Q1	Q2	Q3	Q4	Q1(1)
Net Debt (millions of U.S. dollars)	1,879	1,914	1,832	1,627	1,983
Cash Flow (millions of U.S. dollars)	899	936	941	519	615
Interest Expense (millions of U.S. dollars)	174	172	162	149	161
Net Debt-to-Cash Flow Ratio	2.1	2.0	1.9	3.1	3.2
Interest Coverage Ratio	5.2	5.5	5.8	3.5	3.8

(1)   Maximum net debt-to-cash flow ratio required to be less than 5.0 and interest coverage ratio required to be greater than 2.0 using rolling fifteen months, excluding three months ended December 31, 2008.

11.           Comment:  You state on page 63 that your principal sources of liquidity are cash from operations, cash on hand and borrowing under your revolving credit facilities.  You identify sources of liquidity totaling $811 million at December 1, 2009, and $308 million at September 30, 2009.  Based on the above sources of liquidity and your contractual obligations listed on page 65, it is not clear whether you will have the resources needed to fulfill all expected liquidity obligations in 2010.  In this regard, we note recurring operating cash flow deficits and increased working capital deficits.  Please revise MD&A to quantify the expected 2010 liquidity impact of the expected inflows and outflows.  It appears that a tabular presentation of expected sources and uses of cash is needed for readers to fully understand your expected 2010 liquidity requirements and whether there are available resources to satisfy these obligations.  See section 501.13.b of the Financial Reporting Codification.

Response: As a result of the refinancings in the fourth quarter of 2009 and the first quarter of 2010, the Company has only $308 million of debt maturing in 2010, consisting of Cdn$250 million (US$233 million as of September 30, 2009) relating to 7.85% senior notes due August 30, 2010 and $75 million relating to the total return swap.  After giving effect to the expiration of $95 million of senior unsecured bilateral credit facilities on March 20, 2010, the Company will have $520 million of capacity on its three revolving credit facilities reduced by $51 million of letters of credit as of December 31, 2009.  The Company has revised the disclosure under “Current Debt Maturities or Redemptions” to indicate that it expects to repay the $308 million of maturing debt in 2010 through cash on hand and borrowings under its existing credit facilities.

Since there are only two remaining maturities in 2010 which can be repaid under the Company’s existing credit facilities, the Company does not believe that a tabular presentation is warranted.

12.           Comment:  Include a statement that, in your opinion, your working capital is sufficient for present requirements, or, if not, how you propose to provide the additional working capital you will need.  See Item 5.B.1(a) of Form 20-F and Item 14(g)(1) of Form F-4.

Response:  The Company has revised the disclosure to indicate that, in its opinion, its working capital is sufficient for its present requirements.

Market and Regulatory Risk, page 81

Foreign Exchange Hedging, page 82

13.           Comment:  Please revise to clarify the impact the change in functional currency had on your foreign exchange risk exposure and how you manage the risk.  For example, it is not clear whether the policies and framework described in the third paragraph are no longer applicable.  Also, refer to where you have provided the quantitative information about market risk required by Item 11(a) of Form 20-F.

Response:  The Company has revised the disclosure as requested.

Commodity Price Risk Management and Hedging, page 83

14.           Comment:  Under the Commodity Price Risk Management and Hedging heading, refer to where you have provided the quantitative information about market risk required by Item 11(a) of Form 20-F.  Please expand your discussion of commodity price risk management and hedging to address the following:

•      Disclose the expected impact of market fluctuations on your existing derivative positions.  In Note 20, you have provided a sensitivity analysis of the impact to after-tax income assuming a unit increase in your primary feedstocks.  Please tell us whether this includes consideration of your commodity forward purchase contracts and other derivatives.  Include a sensitivity analysis of the impact to the consolidated financial statements from your significant commodity derivative contracts given an increase or decrease in feedstock prices.

•      Discuss material limitations that cause the information required under paragraph (a)(1) of Item 11 not to reflect fully your net market risk exposures.  Your disclosure should include summarized descriptions of instruments, positions, and transactions omitted from the quantitative market risk disclosure information in Note 20, and transactions that are included, but not reflected fully in the quantitative market risk disclosure information.

•      Discuss the reasons for material quantitative changes in market risk exposures between the current and preceding fiscal years.

•      Disclose any changes in either your primary market risk exposures or how these exposures are managed, when compared to what was in effect during the most recently completed fiscal year and what is known or expected to be in effect in future reporting periods.

Response:  The Company has expanded the disclosure as requested.

Equity Forward Contracts, page 83

15.           Comment:  Please expand the disclosure here and in the discussion on page 58 to clarify the impact the July 6, 2009, purchase had on your exposure to risk in this area.

Response: The Company has expanded the disclosure as requested.

Business, page 86

16.           Comment:  Please indicate the date of your incorporation.  See Item 4.A.2 of Form 20-F and Item 19(a)(5) of Form F-4.

Response:  In response to the Staff’s comment, the Company has added a “History” section in Amendment No. 1 that includes the date of the Company’s incorporation.

Legal Proceedings, page 102

17.           Comment:  Please expand your discussion to provide a description of the factual bases alleged to underlie Dow Chemical’s claim.

Response:  In response to the Staff’s comment, the Company has provided additional disclosure with respect to the factual bases alleged to underlie Dow Chemical’s claim and the Company’s counterclaim.

The Exchange Offer, page 128

Purpose and Effect of the Exchange Offer, page 128

18.           Comment:  Please revise the first bullet point on page 129 to clarify that each holder of outstanding notes wishing to participate in the exchange offer will be required to represent that any exchange notes to received by such holder will be acquired in the ordinary course of business for the holder as well as for the beneficial owner of the exchange notes.

Response:  In response to the Staff’s comment, the Company has revised the first bullet point to clarify that each holder of outstanding notes wishing to participate in the exchange offer as well as the beneficial owner of the exchange notes will be required to represent that any exchange notes to received by such holder will be acquired in the ordinary course of business for such holder.

Expiration Date; Extensions; Amendments, page 130

19.           Comment:  We note that you reserve the right to “delay accepting any outstanding notes.”  Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c).  For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response:  In response to the Staff’s comment, the Company has revised discussion in this section to clarify that the Company is reserving the right to delay acceptance of any outstanding notes upon the occurrence of any of the events set forth in “- Conditions of the Exchange Offer” or due to an extension of the exchange offer.  The Company hereby confirms that any such delay will be consistent with Rule 14e-1(c).

Return of Outstanding Notes, page 134

20.           Comment:  We note the disclosure indicating that you will return notes not accepted for any reason “as promptly as practicable.”  Rule 14e-1(c) under the Exchange Act requires that you return the notes “promptly” upon expiration or termination of the offer, as applicable.  Please revise accordingly.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in this section to clarify the Company will “promptly” return notes not accepted in the exchange offer.

Conditions of the Exchange Offer, page 135

21.           Comment:  We note your disclosure that you may terminate the exchange offer before acceptance of the outstanding notes if you determine that certain conditions have not been met.  All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.  Please revise your disclosure accordingly.

Response:  In response to the Staff’s comment, the Company has revised the above disclosure to state that the Company may terminate the exchange offer, if certain conditions have not been met, before the expiration of the exchange offer and not merely before acceptance of the outstanding notes.

22.           Comment:  We note that you may determine in your sole discretion or judgment whether certain conditions have occurred or are satisfied.  Please revise to include an objective standard for the determination of whether conditions have occurred or have been satisfied.

Response:  In response to the Staff’s comment, the Company revised the disclosure in this section to state that the Company may determine in its “reasonable discretion” rather than its “sole discretion” whether certain conditions have occurred or are satisfied.

Description of the Exchange Notes, page 138

General

23.           Comment:  We note the disclosure in the second sentence of the second paragraph indicating that the summary does not include all of the information included in the indenture.  Please revise to clearly indicate that the disclosure in this section summarizes the material terms of the indenture.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in this section to clarify that this section summarizes the material terms of the indenture.

24.           Comment:  We note the disclosure in the third sentence of the second paragraph indicating that the disclosure in this section is qualified by reference to the Trust Indenture Act of 1939, the indenture and the provisions made a part of the indenture by the Trust Indenture Act of 1939.  You may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required.  See Rule 411(a) of Regulation C.  Please revise accordingly.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in this section by removing the qualification incorporating by reference the Trust Indenture Act of 1939.

United States Federal Income Tax Considerations, page 159

25.           Comment:  Please delete the word “certain” in the first sentence of the introductory paragraph.

Response:  In response to the Staff’s comment, the Company has deleted the word “certain” in the first sentence of the introductory paragraph in this section.

26.           Comment:  Please revise to remove the word “generally” throughout this section because the term may imply that investors cannot rely on the disclosure.  Alternatively, describe the basis for any uncertainty of the United States federal income tax consequences for United States holders.

Response:  In response to the Staff’s comment, the Company has removed the word “generally” in this section.

Exchange Offer, page 159

27.           Comment:  We note that the discussions of the tax consequences in this section are qualified by the term “should.”  Please revise to clearly and specifically describe the uncertainties that cause you to be unable to provide certainty with respect to the tax consequences.

Response:  In response to the Staff’s comment, the Company has revised the discussions of the tax consequences by removing the qualifying term “should.”

Available Information, page 168

28.           Comment:  We note the qualification in the sentence that begins “Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete....”  Please note that you may not qualify information in your prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required.  See Rule 411(a) of Regulation C.  Please revise to remove this sentence.

Response:  In response to the Staff’s comment, the Company has removed the qualification with respect to contracts or other documents that are not filed as exhibits to the Amendment No. 1.

Note 21 – United States Generally Accepted Accounting Principles, page F-76

29.           Comment:  Please explain how you have met the requirements to present a reconciliation of cash flow information pursuant to Item 17(c)(iii).

Response:  There are no material reconciling items between Canadian GAAP and US GAAP with respect to the cash flow information.  The Company will include this comment when the Company amends the registration statement to include its 2009 audited financial statements prior to effectiveness.

30.           Comment:  Please explain how you assessed the requirement in Item 14(h) of Form F-4 to provide the reconciliation disclosures required by Item 18 of Form 20-F.

Response:  Pursuant to Instruction 1 to Item 13 of Form F-4, the Company is not required to provide the reconciliation disclosures required by Item 18 of Form 20-F as the exchange notes are rated by Dominion Bond Rating Service as investment grade securities as defined in the General Instructions to Form F-3.

31.           Comment:  Please tell us how you have satisfied the requirement in Item 17(c)(vii) to provide summarized balance sheet and income statement information using the captions specified in Rule 1-02(aa) of Regulation S-X and summarized cash flow information resulting from operating, financing and investing activities relating to your pro rata interest in the joint venture.

Response: Summarized balance sheet, income statement and cash flow information relating to the Company’s share of all joint ventures is included in Note 5 of the Audited Consolidated Financial Statements, but this financial information is not split out separately for the Company’s jointly controlled assets versus jointly controlled entities.  The Company will include this when the Company amends the registration statement to include its 2009 audited financial statements prior to effectiveness.

Note 2 – IPIC Acquisition, page F-105

32.           Comment:  Please provide us with a schedule showing the calculation of the $2.8 billion purchase price disclosed on page F-101, based on the $6.00 per share, liabilities assumed and other amounts.  Discuss any significant procedures used to measure the consideration transferred.  Provide us a reconciliation of the $906 million excess of the acquisition date fair values of NOVA Chemicals identifiable assets and liabilities over the total purchase consideration, disclosed on page F-106, to the total purchase price and the fair values disclosed on page F-105.

Response: The total purchase consideration given by IPIC to effect the transaction was approximately $2.8 billion, including the provisional fair value of liabilities assumed.  The following summarizes the provisional allocation of the Company’s enterprise fair value to the assets acquired and liabilities assumed.  This allocation is provisional pending completion of the valuations and is subject to change.  The $906 million excess of the acquisition date fair value of the Company’s identifiable assets and liabilities over the total purchase consideration is recorded by the Company as a component of contributed surplus.  The only payment by IPIC was in respect of cash consideration for equity share capital in the Company.

(millions of USD)
Share price - $/share	$6
Shares outstanding — millions	83.2
$499
Cash	(250)
Long-term debt	2,003
Other liabilities	540
Total purchase price	$2,792

(millions of USD)	Fair Value Adjusted Amounts
Current assets	$1,153
Other non-current assets	96
Intangibles:
Licenses and technology	83
Favorable supply contracts	18
Property, plant and equipment	4,010

Total assets acquired by IPIC	$5,360
Current liabilities	(669)
Long-term debt	(2,003)
Deferred income taxes	(846)
Unfavorable supply contracts	(12)
Other long-term liabilities	(425)

Total liabilities assumed	$(3,955)

Net assets acquired by IPIC	$1,405
Cash paid	(499)
IPIC provisional bargain purchase	$906

33.           Comment:  Please disclose the underlying reasons for the bargain purchase.  Explain to us your procedures used to measure the amounts recognized for the identifiable assets and liabilities assumed, including your procedures to identify intangible assets.

Response:  Because of unique circumstances specific to the Company’s liquidity (as discussed throughout the MD&A and Audited Consolidated Financial Statements), a significant drop in commodity prices during the fourth quarter of 2008 and a coincident global credit crisis, IPIC acquired the Company at a bargain purchase.  When coming to this conclusion the Company considered comparative markers such as analysis prepared by IPIC’s advisors during the transaction negotiations, the Company’s share price and enterprise value over the past several years, share price rebounds (from the announcement of the acquisition in February to the closing date in July and later) of the Company’s competitor group which the Company used as the market participant group for purposes of the valuation, estimated EBITDA multiples of the market participant group and comparable M&A transactions.  The Company prepared a discounted cash flow analysis to determine the Company’s enterprise value and the fair value of equity.  In the analysis, the Company estimated the cash flows for the Company for the period July 2009 through 2015 and determined a terminal value.  The estimates of future cash flows were based on third party and Company forecasts of future feedstock and product prices, operations, economic conditions and competitive environment.  The terminal value was estimated using average estimated cash flows over a business cycle and a perpetuity growth assumption.  A sensitivity analysis of significant estimates and key assumptions was also performed.  The discount rates used in the analysis were based on the market participants’ weighted average cost of capital.  All of these comparative markers were considered indicators of fair value and used to substantiate that IPIC acquired the Company at a price significantly below fair value, therefore resulting in a bargain purchase.  The discounted cash flow analysis of the Company’s future operational expectations was also used to establish the fair value of the Company’s assets and working capital items and assessed fair value of all other balance sheet accounts individually.  The most significant of the other balance sheet accounts were long-term debt, deferred gains, pension assets and liabilities and deferred taxes, each of which is discussed below.   As required by Canadian GAAP, US GAAP and IFRS, before recognizing the bargain purchase, the Company reassessed that all assets acquired and liabilities assumed by IPIC were correctly identified and properly measured.

Long-term debt

The Company’s senior notes were valued based on market prices as of July 6, 2009.  The fair value adjustment for all other long-term debt was not material.  The Company also removed associated transaction costs which were included in both long-term debt and other non-current assets.  The total discount recorded at July 6, 2009 was $106 million and is being accreted using the effective interest rate method.

Deferred gains

Deferred gains represented amounts realized on the sale of certain investments and other long-term assets and were being amortized.  IPIC did not assume any obligation at the close of the acquisition with respect to the deferred gain balances, therefore they were removed from the balance sheet on July 6, 2009.

Pension

In accordance with push-down accounting requirements, accrued pension assets and obligations were calculated using best estimate assumptions and all plan assets were valued at fair value.  Any previously existing unamortized net actuarial gain (loss), unamortized past service cost, unamortized transitional obligation/assets were eliminated, resulting in the accrued pension asset/liability being the difference between the accrued benefit obligation and the fair value of plan assets.

Deferred taxes

Deferred taxes have been recorded based on the statutory tax rate of the various tax jurisdictions to which the fair value adjustments are attributable.

Procedures to identify intangible assets

A thorough review of the Company’s business was conducted in order to identify any intangible assets.   Included in the process to identify intangible assets was an examination of the Company’s public disclosure (2008 Annual Report, 2008 Annual Information Form, press releases, external website, investor relations presentations, etc.), a review of documents (purchase contracts, sales contracts, customer base, patents, trademarks, licenses, lease agreements, etc.), a review of the Company’s internal website and discussions with the Company’s management.  Potential intangible assets from lists compiled in FASB Statement 141(R) and IFRS 3.IE16-44 were also considered.  The Company had no intangible assets on its balance sheet prior to the acquisition, however, potential intangible assets that were considered include:

•      Technology (polyethylene process technology, catalyst technology, furnace tubes, styrenic polymers process technology, etc.)

•      Patents

•      Trademarks , brands, logos

•      Customer lists

•      Customer contracts

•      Customer relationships

•      Internally developed and third party software

•      In-process research & development

•      Supplier contracts and purchase commitments

•      Non-compete agreements

•      Operating lease agreements

•      Guarantees

•      Contingencies

•      Assembled work force (not recognized separately from goodwill)

Intangible assets that were determined to have a value that was immaterial were excluded.

The amount recognized for any identified intangible assets was determined by considering a variety of valuation approaches including market, income and cost approaches.  The approach that was most appropriate, in management’s judgment, for the intangible asset being valued was utilized.

Item 21. Exhibits and Financial Statement Schedules, page II-3

34.           Comment:  We note that you have omitted schedules from your restated credit agreement dated November 17, 2009.  Please re-file or incorporate by reference this agreement to include all schedules referenced therein.  See Item 601(b)(10) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has re-filed exhibit 10.1 to Amendment No. 1 with the schedules thereto.

35.           Comment:  Please file each of the following as an exhibit to the registration statement or explain to us why you are not required to do so:

•      The agreement in principle referenced on page 105.

•      The employment agreement with Mr. Woelfel referenced on page 105.

•      The change of control agreements referenced on pages 120 and 121.

Response:  The Company does not believe it is required under Item 19 of Form 20-F to file as an exhibit to the registration statement the agreement in principle referenced on page 105 because neither the Company nor any subsidiary of the Company is a party to the agreement. Pursuant to Instruction as to Exhibits 4(c)(v) to Form 20-F, the Company is not required to file as exhibits to the registration statement the employment agreement with Mr. Woelfel referenced on page 105 and the change of control agreements referenced on pages 120 and 121 as filing of these agreements is not required pursuant to the disclosure requirements of its home country, Canada, and the Company has not otherwise publicly disclosed such agreements.

Item 22. Undertakings, page II-5

36.           Comment:  Please provide the undertakings required by Items 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has included the undertakings required by Items 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Exhibits 5.1

37.           Comment:  Counsel may not limit the person who may rely on its opinion.  Please have counsel revise the last paragraph of its opinion accordingly.

Response:  In response the Staff’s comments, counsel has filed a new opinion as Exhibit 5.1 to Amendment No. 1 without the limitations on who may rely on its opinion.

Exhibit 5.2

38.           Comment:  The assumptions set forth in paragraphs (2) and (3) of the fourth paragraph do not appear to be appropriate.  Please advise or revise accordingly.

Response: In response to the Staff’s comment, counsel has deleted its assumptions set forth in paragraphs (2) and (3) of the fourth paragraph.

Exhibits 5.1 and 5.2

39.           Comment:  Please have each counsel file a new opinion indicating that its respective opinion has been electronically signed.

Response:  In response to the Staff’s comment, concurrent with the filing of Amendment 1, each counsel is filing a new opinion indicating that its respective opinion has been electronically signed.

Very truly yours,

/s/ Brett Cooper

Brett Cooper

cc:	Melissa Rocha, Staff Accountant
Hagen Ganem, Staff Attorney
Alan Pretter (NOVA Chemicals Corporation)
Alan Talkington (Orrick, Herrington & Sutcliffe LLP)